[HOLLAND & KNIGHT LLP LETTERHEAD]

March 10, 2006

Via overnight mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jay Ingram

  Re:
  Ascent Solar Technologies, Inc.
  Registration Statement on Form SB-2
  SEC File No. 333-131216
  Filed January 23, 2006

Dear Mr. Ingram:

        On behalf of Ascent Solar Technologies, Inc., a Delaware corporation, we have transmitted through the Edgar system for filing pursuant to the Securities Act of 1933, as amended, Amendment No. 1 to the above-referenced Registration Statement on Form SB-2, as amended (No. 333-131216) (the "Registration Statement"). We also submit the following responses to the Division's letter of February 17, 2006 regarding the Registration Statement. For your convenience, we have reproduced the comments from your letter and our response follows each comment.

General

        1.     We note the references to proposed issuances of up to 290,909 units to your bridge lenders. Please advise us about the discussions undertaken with the bridge lenders regarding this issuance. When did the discussions commence, who were the participants, and how was the number of units to be issued determined? If we are correct in believing that you expect to issue these securities in reliance upon an exemption from registration, provide a factual and legal analysis explaining why you believe the exemption to be relied upon is available. Please address whether the offer and sale to the bridge lenders does not involve a public offering and analyze whether it is a separate offer from the offering to public investors. Are we correct in believing that the rights will automatically convert into restricted units issued at the public offering price under the terms of the investor subscription agreements, if the proposed registered public offering is completed before the maturity date of the notes sold to the bridge investors? Finally, clarify whether Exhibit 10.12 has been executed and file completed copies of the executed agreement(s) or explain when these agreements are to be entered into.

        In January 2006, the Company completed a $1.6 million bridge loan with 23 accredited investors with whom the placement agent began discussions in November 2005. The Bridge Unit Purchase and Investor Subscription Agreement ("Agreement") was executed by the investors, and conformed signature pages have been added to Exhibit 10.12 to the registration statement. Under the terms of the Agreement, the notes are due and payable the earlier of January 18, 2007 or the completion of a public offering of equity securities with gross proceeds of at least $5 million ("Qualified Public Offering"). If a Qualified Public Offering does not occur by January 18, 2007, then the notes automatically convert into common stock of the Company at $3.00 per share.

        In consideration of the risk undertaken by the investors for lending money to a recently formed, pre-public company, Ascent also issued a "right" to each investor for each $25,000 loaned. If a Qualified Public Offering closes before January 18, 2007, then the holder of each right will receive a number of units, each identical to those being offered in the IPO, equal to $25,000 divided by the initial unit public offering price. At an assumed initial unit public offering price of $5.50, 290,909 units will be issued to the bridge investors by the Company. The bridge investors were granted registration rights in the Agreement, and the Company intends to register the bridge investor units contemporaneously with the initial offering of units to the public; for this purpose, the Company plans to include in this registration statement two forms of prospectus: the one used in connection with the IPO and previously filed as part of the registration statement and one not yet filed, to be used in connection with the resale of shares of common stock owned by the bridge investors. The two prospectuses would be identical in all respects except for certain sections including the cover page, summary, use of proceeds, selling stockholders and plan of distribution sections.

        The bridge loan and rights were sold pursuant to an exemption from registration under Rule 506 of Regulation D, and the Company prepared and filed a Form D within the prescribed timeframe. The private offering was exempt under Regulation D because securities were sold only to a limited number of accredited investors without use of any general solicitation or advertising. The Company also obtained written representations from each investor that the investor was purchasing for investment and for its own account and not the account of others, and understood that it was purchasing restricted securities that, absent an exemption, could not be resold unless registered under the Securities Act of 1933. Also, as evidenced by Exhibit 10.12, a restricted stock legend was placed on each note and right. In addition, the issuance to the investors of units in exchange for their rights will be exempt from registration under Section 3(a)(9) of the Act.

        The private sale of notes and rights, completed before the filing of the Company's registration statement, constitutes a separate offer from the anticipated offering to the public. Under the current interpretations of Rule 152 (see, e.g., Black Box Incorporated no-action letter, available June 26, 1990), an offering should be considered complete if there are binding commitments from investors subject only to conditions outside the investor's control. On the present facts, when the sales of notes and rights closed on January 18, 2006, each bridge investor was irrevocably committed to its bridge investment, having already paid its purchase price in exchange for a promissory note bearing a known principal amount and a known number of rights. That the rights will automatically be converted into units of the Company at the closing of the IPO does not affect the analysis because the nature and aggregate value of the lender's investment already are fixed—for each right purchased, an investor is contractually obligated to accept $25,000 worth of units, regardless of the IPO price over which the investor has absolutely no control. Under Rule 152, the bridge financing should therefore be considered complete as of January 18, 2006, before the Company's registration statement was filed on January 23, 2006.

        2.     Disclosure indicates that you were "spun-off" from ITN Energy Systems, Inc. on October 18, 2005 yet we do not see disclosure that indicates that ITN Energy Systems made a distribution of Ascent's shares to ITN's shareholders, which is the ordinary meaning of the term "spin-off." Was there such a distribution? If so, please provide appropriate Item 26 disclosure and provide an analysis that addresses the exemption from registration that ITN Energy Systems relied upon in connection with the "spin-off." If the transaction was a separation of a business unit or division of ITN from the remainder of ITN's business operations, please revise throughout to state this more clearly.

        The subject transaction was a separation of a business unit (i.e., the CIGS PV unit) from the remainder of ITN's continuing business operations. The Company has made appropriate revisions throughout the registration statement to reflect this clarification.

        3.     Are there any conditions other than the lapse of time that must be satisfied before the common stock and warrants are permitted to trade separately? If so, please provide appropriate disclosure. Please explain the steps shareholders would take to receive the shares of common stock and warrant certificates that are components of the units. Will purchasers of units have voting rights, state law rights of inspection and other rights as holders of common stock during the 30 day period prior to the unbundling of the units?

        Other than the passage of 30 days, there are no conditions that must be satisfied before the units separate into their constituent shares of common stock and warrants. Unit certificates are prepared but not delivered to individual investors, because the certificates must be surrendered in 30 days in exchange for stock and warrant certificates. The combination of the shares and the warrants into units affect trading only, and the corporate and contractual rights of the shares and the warrants are not affected by the combination, Accordingly, during the 30-day period in which the securities trade only as a unit, unitholders will have voting and other rights by reason of the shares of common stock that underlie the units.

Inside Front Cover and Outside Back Cover Pages of Prospectus

        4.     Please provide the disclosure required by Item 502 of Regulation S-B; Dealer Prospectus Delivery Obligation. Additionally, please move the text currently appearing after the table of contents to a part of the prospectus that is not subject to Rule 421(d).

        The Company has added the disclosure required by Item 502 of Regulation S-B to the inside front cover. The Company has left unchanged the text appearing after the table of contents because it believes that it comports with the requirements of Rule 421(d), as evidenced by similar language and placement used in other recent offerings (see, e.g., ICOP Digital, Inc. (final prospectus dated July 8, 2005) and Google, Inc. (final prospectus dated August 18, 2004)).

Prospectus Summary, page 1

        5.     Please thoroughly revise your summary to provide a candid and concise description of the current status of your business, i.e., what you have actually accomplished and what you must accomplish to pursue your business plan. State in the initial paragraph that you have not commercially produced any products or received any revenues from the proposed products that you seek to commercialize as your principal business activity. Provide a concise explanation of the status of your proposed product. Have your finalized the design of the proposed product or constructed prototypes of a proposed product? Is further design, development or testing of the product required? What steps in addition to the creation of a commercial manufacturing line must be accomplished before you will have a product to sell? How do you intend to distribute the product, if one is developed and commercially produced? The text on pages 22-23 should also be significantly expanded to thoroughly discuss the status of the development, testing, production and marketing of the proposed lightweight, flexible photovoltaic products.

        The Company has substantially revised the "Prospectus Summary" to provide a more concise description of the current status of its business, technology and products, noting in particular that the basic design and architecture of its CIS PV cells and modules are complete. The Company also has added language to clarify that distribution of its PV modules initially are expected to be made directly to system integrators and manufacturers of spacecraft, satellites and HAAs. Similar, but more comprehensive, information also has been added to "MD&A" (beginning on page 17) and "Proposed Business" (beginning on page 26).

        6.     Please revise the text that states goals or objectives in terms that suggest those goals or objectives will be achieved. For example, it appears inappropriate to state that you "will manufacture PV devices" since it does not appear that you have manufactured such devices. Revise language of this nature throughout the filing so that plans or expectations are discussed in terms that make it clear to the investor that those uncertain future events may not occur.

        The Company has revised affected text to better reflect uncertainties associated with its business plans and projections.

This Offering, page 3

        7.     We note your offering of "units" consisting of one share of common stock, one redeemable Class A warrant and two non-redeemable Class B warrants. Tell us your intended accounting for these units including whether you intend to account for each element of the unit (common stock and warrants)

separately upon the sale of the units. Tell us how you considered the conditions described in paragraphs 12-32 of EITF 00-19 in determining the classification of the warrants. We note on page 10 that if you do not maintain an effective registration statement, a holder may not be able to exercise the warrants. In this regard, specifically address how you meet the criteria in paragraphs 14-18 of EITF 00-19.

        The Company intends to offer units, each consisting of one share of common stock, one redeemable Class A warrant and two non-redeemable Class B warrants. The Company intends to classify the warrants along with the common stock as equity. The Class A and Class B warrants outstanding will be disclosed within the footnotes to the financial statements. The Class A and B warrants will be exercisable commencing 30 days after the effective date of this offering. The Company has a right to redeem the Class A warrants but not the Class B warrants.

        EITF 00-19 states that the initial balance sheet classification of equity instruments settled in shares should be as equity instruments. If the Company has a choice of net-cash settlement or net-share settlement (as with the Class A warrants), it should be classified as equity if all of the conditions detailed in paragraphs 12-32 of EITF 00-19 are met. The Company believes that all of the specified conditions will be met. In particular:

  •
  The contract is to be settled in shares of common stock of the Company and is, in fact, registering the shares underlying the warrants on this registration statement.

  •
  The company has sufficient authorized and unissued shares available to settle the contract.

  •
  The contract contains an explicit limit on the number of shares to be delivered.

  •
  There are no required cash payments or penalties to the counterparty.

  •
  The contracts do not include provisions for the counterparty to elect a net-settlement in cash.

        Specifically, paragraphs 14-18 of EITF 00-19 suggest that if the registration statement does not preclude delivery of unregistered shares against the contract and if the contract permits delivery of either registered or unregistered shares, then one should classify the contract as equity. The Class A and Class B warrants are consistent with guidance and therefore are properly classified as equity.

        8.     Please provide a similar analysis for the 300,000 representative warrants granted in connection with this offering.

        At the close of the offering, the Company will have issued to the underwriters' representative warrants to purchase 300,000 units for a price per unit equal to 120% of the initial offering price of the units. The representative's warrants cannot be exercised until 180 days after the effective date of our offering and expire on the fifth anniversary of the offering.

        The Company relied on EITF 00-19 for guidance related to the representative's warrants, as it did with regard to the recording of the units containing warrants. These warrants contain the same characteristics as the Class A warrants contained within the units and meet the requirements of EITF 00-19 for classification as equity. In particular:

  •
  The contract is to be settled in shares of common stock of the Company and is, in fact, registering the shares underlying the warrants on this registration statement.

  •
  The company has sufficient authorized and unissued shares available to settle the contract.

  •
  The contract contains an explicit limit on the number of shares to be delivered.

  •
  There are no required cash payments or penalties to the counterparty.

  •
  The contracts do not include provisions for the counterparty to elect a net-settlement in cash.

        Specifically, paragraphs 14-18 of EITF 00-19 suggest that if the registration statement does not preclude delivery of unregistered shares against the contract and if the contract permits delivery of either registered or unregistered shares, then one should classify the contract as equity. The representative's warrants are consistent with guidance and therefore are properly classified as equity.

Risk Factors, page 5

        9.     In the introductory paragraph, clarify that you disclose all "material" risks here.

        The Company has revised the introductory paragraph to clarify that it has disclosed what it considers to be "all material risks" to is business and securities.

        10.   Please review this section and, where appropriate, provide quantitative information to give investors appropriate context for the magnitude and significance of the various risks you describe. For example, what is the minimum amount of revenue you expect to realize from the performance of existing research and development contracts within the next 12 months, which you discuss on page 6? What is the dollar amount of the research contracts that were transferred to you remaining to be performed, and what is the dollar amount of the research and development contracts that may not be transferred to you that you reference on page 7? What is the minimum "substantial investment of capital" that you believe will be required to develop the commercial production line referenced on page 7?

        The Company has substantially revised its "Risk Factors" to associate quantitative information for each of its material risks. For example, the Company has added a risk factor to page 7 addressing the full-year values of the contracts that may be transferred by ITN. Additional detail about these contracts is provided in "MD&A" beginning on page 20. The Company also provides quantitative information about the anticipated investment in its production line (see page 8) and the Lockheed Martin project (beginning on page 5), and also has added comprehensive information about both topics in "MD&A" beginning on page 18.

        11.   Please provide a prominently positioned risk factor that alerts investors to the fact that the financial statements of the transferred assets of ITN Energy that are included in the filing do not represent historical operations of the entity in which investors will be purchasing securities. In that paragraph, please clarify that the operating methods and business proposed to be conducted by ITN varies from the business that Ascent Solar plans to conduct and describe the impact this has on the usefulness of the financial statements. Provide appropriate guidance to investors in the use of these financial statements in evaluating Ascent and its proposed business.

        The Company has added a risk factor that specifically addresses the fact that the historical financial statements of PV operations at ITN, as well as the financial statements of the transferred assets of ITN, do not represent historical operations of the Company (see page 7). The Company also explains how its operations will differ from those of ITN.

"We expect significant sales in connection with Lockheed Martin's ...," page 5

        12.   Please provide the basis for your assumption that you will be the successful bidder for PV products used in connection with, the prototype HAA project.

        In response to comment 10, the Company has reworked the referenced risk factor to better identify and quantify the risk associated with the failure to be awarded the Lockheed Martin contract, and has moved discussion about management's expectations about the Lockheed Martin proposal, and the basis for those expectations, to MD&A beginning on page 19.

"We have no contracts for PV products and have recorded...," page 6

        13.   The disclosure contained in the last sentence represents a separate risk to investors that should be given individualized treatment.

        The Company has inserted a separate risk factor on page 11 ("If we seek additional capital in the future, your investment could be diluted").

        14.   In the carryover paragraph on page 9, you indicate that the warrants can be redeemed on short notice if the unit price exceeds 170% of the exercise price for five consecutive trading days. Are there any other conditions that must be satisfied for you to redeem part or all of a class of warrants, such as the existence of a current prospectus relating to the exercise of the warrants? If the warrants may be redeemed when the exercise of the warrants is not possible due to the lack of a current prospectus, please clarify this.

        The Class A warrants may be redeemed on short notice if the common stock price equals or exceeds 170% of the unit IPO price for five consecutive trading days. There is no other condition to the Company's right to redeem the Class A warrants, and it may be contractually permissible (although, in most circumstances, not legally prudent) for the Company to redeem the warrants if a current prospectus is not available. The Company has added language to the referenced risk factor to warn investors that redemption may be called at a time that a current prospectus is not available.

Use of Proceeds, page 12

        15.   To the extent practicable, please provide more specific disclosure regarding the allocation of the use of proceeds. For each enumerated use, add disclosure discussing the items that comprise each use. We specifically refer you to the Business Development and Sample Production and Research and Technology Development.

        The Company has added disclosure in "Use of Proceeds" detailing the types of activities or matters falling under each line item.

        16.   Disclose the portions of applicable offering proceeds use categories that will be paid to affiliates. For example, will a portion of the "general corporate purposes" will be paid to your majority shareholder under the sublease agreement, the service center agreement, and the administrative services agreement or to the company's executive officers? Provide appropriate consideration as to whether a risk factor should be used to more prominently alert investors concerning the significant proportion of the offering proceeds that will be paid to affiliates of Ascent.

        The revised "Use of Proceeds" contains a paragraph detailing the portion of offering proceeds that it estimates it will pay to ITN in connection with the ITN-Ascent agreements. Discussion of the same topic also is now contained in "Related Party Transactions" on page 42 in response to comment 32. In light of the added disclosure, the Company believes that the existing risk factors and other portions of the prospectus adequately convey to investors the portion of offering proceeds that will be paid to ITN in connection with the agreements.

        17.   We note your statement that you "may find it necessary or advisable to use portions of the net proceeds...for other purposes" and that you will have "broad discretion in applying the net proceeds." Be advised that you may change the use of proceeds provided such reservation is due to certain contingencies that are specifically discussed and the alternatives to such use are indicated. Refer to Instruction 7 to Item 504 of Regulation S-K for guidance. Please revise your disclosure accordingly.

        The Company has added text to "Use of Proceeds" to make clear that if actual non-engineering costs associated with the production line increase substantially beyond current estimates, the Company may be forced to divert funds originally budgeted for other categories, such as research and technology development or business development. This risk also is referenced in "Risk Factors" (see "Failure to build or operate our production line...").

        18.   For the repayment of bridge loans, revise your disclosure in accordance with Instruction 1 of Item 504 of Regulation S-B.

        The Company has added language (i.e., interest rate and maturity) to conform with Instruction 1 of Regulation S-B, Item 504.

Capitalization, page 13

        19.   Please reconcile the information provided in your "pro forma as adjusted" capitalization table to the stockholders equity in the pro forma combined balance sheet on page F-3 plus the net proceeds to be received in this offering from the sale of 3,000,000 units.

        A reconciliation of the pro forma combined balance sheet to the pro forma as adjusted capitalization table is as follows:

	Stockholders' Equity
	Common Shares Issued and Outstanding	Common Stock	APIC	Accumulated Deficit	Total Capitalization
Ascent Combined Proforma	2,000,000	$200	$1,063,552	$(1,207,234)	$(143,482)
Bridge loan warrants:
Issuance with discount of $80,000	290,909	29	719,971	—	—
Interest Expense (amortization of Bridge Loan discount)	—	—	—	(720,000)	—
Interest Expense (amortization discount—10% placement agent Commission)	—	—	—	(160,000)	—
Public offering (less underwriting discount of $1,320,000 and offering expenses of $1,195,000)	3,000,000	300	13,984,700	—	—

	5,290,909	$529	$15,768,223	$(2,087,234)	$13,681,518

Management's Discussion and Analysis of Financial Condition, page 15

        20.   You should substantially expand your disclosure in this section to discuss the events, trends, risks, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operation, in an effort to assist you in this regard, we refer you to the Commission's most recent MD&A interpretive guidance set forth in Release No. 33-8350 (December 29, 2003). This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting estimates. For example, your introductory disclosure in this section should discuss key challenges and risks on which you are focused in both the short and long term as well as the steps you are taking to address them. Your discussion should highlight the most important matters on which you are focusing in evaluating your specific financial condition and operating performance. In this regard, the company's plans for the production facilities should be significantly expanded to include a discussion of the projected timeframes and cost associated with each specific milestone relating to the construction and completion of the production facility.

        The Company has substantially expanded "MD&A" to highlight and discuss the events, key challenges, risks and uncertainties that it believes most pertinent to its projected revenues, financial position, liquidity and plan of operation. In particular, the revised MD&A identifies and analyzes several technical and market-oriented hurdles that must be overcome for the Company to successfully meet projections (beginning on page 17). Under "Liquidity and Capital Resources," the Company has added a timeline with key project milestones and budgeted amounts associated with soon-to-be built production line. The Company also includes a lengthy discussion about each category in "Use of Proceeds" with identification of specific exposures and risks and predicted "burn rate" within each category of spending (see "Liquidity and Capital Resources" beginning on page 23).

        21.   In addressing the preceding comment, please ensure that you discuss the research contracts that have been and may be assigned to you by ITN Energy. Discuss the financial commitments associated with the assumption of those contracts and indicate the nature and amount of the services to be rendered. Discuss the revenues to be received under the ongoing contracts in quantitative terms and compare the future period revenues to be received under the contracts with the revenues realized in the financial statements included in the filing. The dollar effect of your decision to shift your business focus away from r&d contracting to energy cell manufacturing and sales is a known trend that should be discussed in quantitative terms.

        Comprehensive disclosure quantifying past and future revenues from existing research and development contracts now is contained on pages 20 and 21 of "MD&A" and elsewhere throughout the prospectus (see, e.g., the risk factor regarding research and development contracts on page 7).

Liquidity and Capital Resources, page 18

        22.   Revise the liquidity and capital resources section to state clearly whether your current and available capital resources, are sufficient to fund planned operations for a period of not less than twelve months from the date of the prospectus. State whether the offering proceeds will enable you to fund planned operations for the 12-month period? If a deficiency will remain following the receipt of the offering proceeds, state the estimated deficiency in dollar terms and discuss how you plan to address the deficiency. In discussing your expected liquidity needs, please revise to specifically the rate at which you are currently using funds in your operations, with the expected rate at which capital is to be used in operations over the 12 month period. In preparing this disclosure, consider explain how your need to discharge current liabilities within the twelve months will impact the rate at which you use fluids in operations and your need for capital.

        The Company has substantially revised "Liquidity and Capital Resources" to better identify its expected categories of spending and the amounts it is and expects to spend in each of those categories through the end of 2007. The Company also states its belief that after repayment of its current liabilities (i.e., the bridge loan), it will have sufficient resources to fund operations until the first quarter of 2008.

        23.   Please revise your discussion to focus on the primary drivers of and other material factors necessary to understand your company's cash flows. In addition, discuss all known trends, events or uncertainties, which are reasonably likely to impact future liquidity, as necessary. We refer you to Section IV of SEC Release No. 33-8350.

        The Company has revised its "Liquidity and Capital Resources" section with reference to SEC Release No. 33-8350.

Proposed Business, page 19

        24.   Please specifically disclose the factual basis for and the context of all your beliefs, understandings, estimates, and opinions. This particularly pertains to your disclosure of all projections, statistics, and assertions. Unless you can substantiate on a reasonable basis all of the projections, statistics and assertions that you cite, please remove them. To the extent you rely on industry analyses, please disclose whether the source is publicly available. If the source is not available for no or nominal charge, then the company must adopt the information as the company's own or provide a consent for its use. Also, supplementally provide the staff with copies of all sources utilized for your disclosure of statistics. Some examples include the following. This is not an exhaustive list.

  •
  The statements regarding the matters that "plague other PV device manufacturers" on page 19

  •
  The majority of the disclosure in the first and third paragraphs of the "Space Applications: Satellites and Spacecraft" subsection on page 19;

  •
  The disclosure contained in the second sentence of the "Ascent's Technical Advantages Over Competitors" subsection on page 22;

  •
  The claim that ITN was "the first company to master the use of roll-to-roll production of thin-film CIGS PV modules" on page 23 as well as a description of what ITN has accomplished in that respect.

        Where possible, the Company now cites third party materials for its stated beliefs, understandings, estimates and opinions (see, e.g., citations to the Futron Corporation report and USAF SBIR announcement on page 27). Where appropriate, it also has stated whether a piece of underlying material is publicly available. Accompanying this letter, and provided on a supplemental basis, are some of the materials that were used by the Company to formulate its beliefs, estimates and opinions.

        25.   References to the $3.9 million domestic and $10.2 billion worldwide market for satellite manufacturing on page 20 do not appear to be appropriate, since you propose to provide only one component of satellite systems. Your references to potential markets should be limited to the markets that your proposed products are expected to address. Please revise accordingly.

        The Company has removed the cited statistics from the prospectus.

        26.   Please expand page 21 to explain the nature of the proposal you made to Lockheed. Have you provided prototypes of your proposed product to Lockheed for testing or evaluation? Clarify whether the proposal was in writing and if so, please provide a copy supplementally. Was the proposal in response to a Lockheed request to potential suppliers? Please explain the status of the proposal.

        Beginning on page 28, the Company has expanded its discussion about the Lockheed Martin HAA prototype program and, among other things, details the different phases and projected timeline of the program. The Company also provides information about each phase of the Lockheed Martin program on page 18 under "MD&A." The Company has not provided prototypes to Lockheed Martin insofar as Lockheed Martin has not yet selected suppliers for the first development phase of the project. Thank you for taking the time to speak with Company representatives earlier this week. Per that conversation, the Company here submits supplementally a copy of its written proposal to Lockheed Martin for the Division's review on a confidential basis.

Intellectual Property, page 25

        27.   Please expand your disclosure pursuant to Item 101(b)(7) of Regulation S-B. This disclosure should include a complete description of your patents and licenses. You should provide a meaningful discussion of the nature of each piece of intellectual property and how you intend to utilize each component of the intellectual property. In this respect, we note the risk factor on page 7 that indicates that ITN Energy may not be able to transfer some technologies that you apparently intend to use in the development and proposed commercialization of your proposed products. Please expand to clarify these matters.

        Among the assets transferred by ITN to the Company in January 2006 were no patents, one pending patent application and several unpublished invention disclosures and trade secrets. The Company has added language under "Intellectual Property" specifically identifying the pending patent application. Because the unpublished invention disclosures and trade secrets are confidential and proprietary, and because the Company believes that disclosure of them would poses a serious threat of serious commercial harm to Ascent, the invention disclosures and trade secrets are not specifically identified in the prospectus and are subject to a pending confidential treatment request.

        With regard to the transfer of technology from ITN, the Company here clarifies that all of the relevant technology owned by ITN has in fact already been transferred or licensed pursuant to the documents attached as Exhibits 10.2, 10.3 and 10.4 to this registration statement. These are separate and distinct from ITN's research and development contracts with third parties, which may or may not be transferred, depending on whether ITN can obtain the consent of other parties to each contract. These contracts do not impact the technology Ascent obtained from ITN. ITN has agreed to seek permission to transfer each of these contracts to Ascent, but there is no guarantee that the other party or parties to each contract will grant ITN's request. To the extent that a contract cannot be transferred to Ascent, ITN intends to continue to service the contract and to assign (to the extent possible) any resulting intellectual property to Ascent.

        28.   Expand the disclosure relating to the non-exclusive licenses with the University of Delaware's Institute of Energy Conversion and with NREL for U.S. patents.

        The license agreements with the University of Delaware's Institute of Energy Conversion and the National Renewable Energy Laboratory are still being negotiated. The Company therefore believes it premature to identify the specific U.S. and foreign patents that currently are the subject of negotiation. However, the Company has added disclosure to summarize the subject matter of the patents it intends to license and the relevance of those patents to the Company's business. After final versions of the license agreements are signed (expected in the coming weeks), the Company will submit executed versions as exhibits to the registration statement.

Management, page 26

        29.   Please discuss the role and function of the technical advisory board and the duties and functions of members of the entity. What responsibilities have been assigned to this entity and what portion of the time of the members of the board will be devoted to the business and affairs of Ascent? How do the activities and responsibilities of members of the technical advisory board relate to the activities and duties of members of the board of directors concerning technical matters? Disclose what the members of the advisory board have agreed to do for Ascent and discuss the extent to which business opportunities or other technologies which the members of the technical, advisory board encounter or develop must be offered to or will be the property of Ascent.

        The Company has added disclosure about the role and function of the Technical Advisory Group, the duties and responsibilities assigned to it and its relationship to the Board of Directors. Because members of the Technical Advisory Group are not employees of the Company, members are not obligated to assign their inventions to the Company. They do, however, sign non-disclosure agreements with the Company to prevent unauthorized dissemination of the Company's confidential information.

        30.   You indicate that your treasurer and controller will continue to serve as controller and business manager of ITN Energy. Disclose the minimum portion of the working time of Ms. Casteel that will be devoted to the business of Ascent Solar.

        Since receipt of the Commission's comment letter, Ms. Casteel has started full-time employment with Ascent as its Chief Accounting Officer and Treasurer. Ms. Casteel no longer works for ITN Energy Systems, Inc. The Company has revised the prospectus accordingly.

        31.   We note that Mohan S. Misra, Ph.D. and Ashutosh Misra are directors. Please indicate whether there is a "family relationship" between the directors within the meaning of paragraph (c) of Item 401 to Regulation S-B and, if so, please describe the relationship.

        In the biographies of Ashutosh Misra and Ashutosh Misra, the Company discloses that the family relationships.

Related Party Transactions, page 35

        32.   Your Item 404 disclosure lacks any meaningful discussion of the related party agreements maintained with ITN Energy Systems. Please provide a reasonably detailed description of the material terms, financial and otherwise, of the Sublease, Service Center, Manufacturing Line, Administrative Services Agreements that you maintain with ITN Energy Systems filed as Exhibits 10.5, 10.6, 10.7, and 10.8, respectively. Unless the amount of the transaction does not exceed $60,000, you must disclose the nature of and amount of ITN's interest in the transaction(s). For example, with respect to the Sublease Agreement, specifically reference the $701,000 of rental payment that Ascent has agreed to pay ITN under the sublease. Also give a detailed breakdown of the monthly rental rates to be charged from one year to the next as well as other obligations imposed on Ascent by entry into the sublease, such as the obligation to fund a portion of the insurance on the property. As for the Service Center Agreement, we note that Provision 3 merely indicates that, for use of the equipment, AST agrees to pay ITN in accordance with ITN's standard service center charges ITN charges other customers. Please give quantitative meaning to the amount of ITN's standard service center charges and provide the basis or such charges being deemed "standard." Similarly, the Manufacturing Line Agreement merely provides that ITN shall be paid its cost plus a fee for the work performed and that in calculating such cost plus a fee, the parties agree to use the then current provisional rates proposed by ITN and approved by the Defense Contract Audit Agency. Please quantify the aggregate costs and fees associated with the manufacturing line, including the $200,000 for phase 1 which will be conducted within six months. Similar disclosure should be provided for the Administrative Services Agreement.

        The Company has expanded its discussion in "Related Party Transactions" to provide details about each contract with ITN, including the subject matter and duration of each agreement and, to the extent ascertainable, the actual or estimated amounts to be paid by the Company under each agreement. Please be advised that both the Administrative Services Agreement and Manufacturing Line Agreement have been amended to eliminate the "cost-plus" provision; services now will be provided by ITN at cost. The reference to "standard service center charges" cannot be easily quantified in the prospectus because the term refers to the fee or fees that ITN charges its customers for use of laboratory areas, equipment or tools on government projects. Each such area or item is classified as a cost center for purposes of servicing a contract, and then charged out on a per hour basis. Because the Company intends to exercise its rights under the Administrative Services Agreement only on an as-needed basis, it is not possible to predict with any certainty what areas or items will be used, when they will be used or for how long they will be used for projects that are not yet identified. However, ITN will charge Ascent according to standard cost center structure that it uses with others on government contracts.

Ascent Solar Technologies. Inc. Financial Statements

Unaudited Pro Forma Combined Statement of Operations, page F-4

        33.   We note your pro forma combined statements of operations for the ten months ended October 31, 2005 and for the year ended December 31, 2004 on pages F-4 and F-5, respectively, do not provide pro forma earnings per share data. Tell us how you considered including such information on the face of the pro forma statement of operations.

        The Company has added pro forma earnings (loss) per share data to its updated combined statements.

        34.   We also note in your pro forma combined statement of operations for the year ended December 31, 2004 that you include a pro forma adjustment for the issuance of 972,000 shares of common stock to the founders with an intrinsic value of $0.96 per share. Tell us why you believe this adjustment is appropriate in your pro forma statement of operations. In this regard, it appears this adjustment is a nonrecurring charge that will only be included in your statement of operations within the 12 months following the transaction and as a result, should not be included in your pro forma statement of operations. Note that if you believe this adjustment is necessary to an understanding of the Company's operations then disclose this information in a note to the pro forma financial statements, which clearly indicates that is was not included in the pro forma statement of operations.

        Please be advised that the referenced transaction is now reflected in historical numbers, so it is no longer reflected as a pro forma adjustment.

        35.   We note your pro forma adjustment (D) for $720,000 to reflect the value of the bridge rights in connection with the Bridge Loan financing. Tell us how you determined the value of the bridge rights, including any assumptions used. Tell us why you believe this adjustment is appropriate in your pro forma statement of operations. In this regard, it appears this adjustment is a nonrecurring charge that will only be included in your statement of operations within the 12 months following the transaction and as a result, should not be included in your pro forma statement of operations. Note that if you believe this adjustment is necessary to an understanding of the Company's operations then disclose this information in a note to the pro forma financial statements, which clearly indicates that is was not included in the pro forma statement of operations.

        The Company has removed the bridge loan transaction reflected as an adjustment in the pro forma combined statements as it is a nonrecurring charge.

Note 4. Subsequent Events

Stock Option Plan, page F-11

        36.   Provide the following information in chronological order for options granted preceding the most recent balance sheet date and through the date of your response:

  •
  The date of grant;

  •
  The name of the grantee and the grantee's relationship to the Company;

  •
  The reason for the grant;

  •
  The number of options granted;

  •
  The exercise price;

  •
  The deemed fair value of underlying shares of common stock;

  •
  The total amount of compensation expense related to the grant and the magnitude and timing of expense recognition.

Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

        Together with this response letter, the Company provides the Commission on a supplemental basis with a list of all stock option grants, including optionee, date of grant, number of options and exercise price. All options denoted "ISO" were granted to employees of the Company. All options denoted "NSO" were granted to consultants of the Company. Each option was granted with an exercise price equal to the then-prevailing fair value of the Company's common stock, as determined by the Company's Board of Directors and Compensation Committee.

        A note regarding stock based compensation expense has been added as Note 5 beginning on page F-14.

        37.   Provide us with objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant. Tell us what consideration you gave to the accounting and disclosure provisions of the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" (the "Practice Aid"). This objective evidence could be based on valuation reports that rely on methodologies discussed in the Practice Aid or on current cash sales of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Where you have obtained a third-party valuation, tell us what level of assurance the appraiser gave in the fair value assessment. Describe significant intervening events within the Company that explains the changes in fair value of your common stock up to the filing of the registration statement. Reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values asserted in your analysis.

        In January 2006, the Company's prepared an internal memorandum addressing the fair value of the Company's common stock for purposes of recording a compensation expense in the Company's financial statements. A copy of the memorandum accompanies this letter. As detailed in the memorandum, notwithstanding the Board's good faith determination that the fair value of the Company's common stock was $0.04 per share on November 3, 2005, and that the $0.10 strike price associated with the options granted on November 18, 2005 equaled or exceeded the fair value of the common stock on that date, for book purposes the Company has attributed a $1.00 per share fair value to the shares issued on November 3, 2005. This conclusion was reached after consideration of the many factors and circumstances outlined in the memorandum. Using a similar analysis, the Company has concluded that it is appropriate to attach a $2.00 per share fair value to the stock options granted on November 18, 2005 for book purposes.

        The Company also considered Chapter 12 of the Practice Aid and believes that it has properly accounted for its stock issuances and option grants according to the principles and methods described therein. The Company is still reviewing the Practice Aid to determine whether additional disclosure might be made.

        In addition to the reasons set forth in the January 2006 memorandum, the Company believes its determination of fair values to be supported by the anticipated Unit IPO price. The Units being registered consist of one share of common stock, one Class A warrant and two Class B warrants, and the Company's underwriter has estimated that each Unit will sell for between $5.00 and $6.00. Consequently, if each Unit is priced at $5.50 (the mid-point of the range) and if any value at all is attributed to the warrants included in the Units, then the fair value of a freely tradable share of common stock should be less than $5.50 per share after the IPO. (Even today, however, the closing of the Company's IPO is not guaranteed, suggesting that the deemed fair value should be even further discounted.) The fact that the founders' shares and stock options are non-transferable restricted securities also suggests that those securities should have fair values far less than the anticipated IPO price.

        38.   We also note that in November 2005, the Company issued 972,000 shares of common stock at a price of $0.04 per share but recorded such stock at an estimated market value of $1.00. Provide a similar analysis as requested in the Staff's previous comment to support the estimated market value used in your accounting for such issuance.

        Please refer to the Company's response to comment no. 37.

Bridge Financing and Short-Term Loan, page F-11

        39.   We note you issued a bridge loan in January 2006 with bridge rights. Tell us how you are accounting for the bridge loan including the bridge rights. In this regard, we note that the bridge loan is convertible into shares of the Company's common stock at a price of $3.00 per share if a qualified public offering is not completed by January 2007. Tell us whether you believe a contingent beneficial conversion feature exists and how you considered the guidance provided in EITF 98-5 and EITF 00-27.

        In connection with the Commission's comment no. 35, the Company has removed the bridge loan transaction reflected as an adjustment in the pro forma financial statements as it is a nonrecurring charge.

        For purposes of accounting for the bridge loan transaction in the financial statements, the Company followed the guidance of APB 14, paragraph 16. The bridge loan and the bridge rights were allocated into two elements for accounting purposes. The allocation between the bridge loan and the bridge right was based on the relative fair values of the bridge loan without the warrants and the warrants themselves at the time of issuance. The actual value of the bridge loan and the bridge right was computed at $1,600,000 each for a total value of $3,200,000. Since they were each of equal value, the $1,600,000 of proceeds was allocated 50% to the bridge loan and 50% to the bridge rights (i.e., $800,000 each). The bridge rights were accounted for as paid-in capital.

        The commission paid to the Company's placement agent of 10% of the gross proceeds ($160,000) was recorded as an $80,000 discount to both securities and will be amortized into expense over the life of the loan.

        The Company considered EITF 98-5 in connection with a contingent beneficial conversion feature existing on the bridge loan. The triggering event requiring conversion of the bridge loan to stock (at $3 per share) is the inability of the Company to have a Qualified Public Offering by January 7, 2007.

        Issue 98-5 addresses an issuer's accounting for convertible instruments that have conversion prices that are variable, based on future events. Issue 2 of EITF 98-5 requires the intrinsic value be measured using the commitment date fair value of the underlying stock but does not require it to be recognized unless the triggering event occurs and the contingency is resolved.

        The Company further examined the bridge units under EITF 00-19 and concluded that the bridge units should be classified as equity. As noted in the Division's Current Accounting and Disclosure Issues:

  The two most common reasons that warrants should be accounted for as liabilities are (1) the warrants could be required to be settled in cash if certain events occurred, such as delisting from the registrant's primary stock exchange, or if a registration statement covering the shares underlying the warrants was not declared effective by a certain date; and (2) the warrants contained registration rights where significant liquidated damages could be required to be paid to the holder of the instrument in the event the issuer fails to register the shares under a preset timeframe, or in some cases, where the registration statement fails to remain effective for a preset time period. The liquidated damages usually are expressed as a percentage of the original amount invested by the holder and may or may not be capped at a certain maximum percentage. The issuer of the warrants must analyze paragraph 16 of EITF 00-19 to determine whether the liquidated damages are meant to compensate the holder for the difference between a registered share and an unregistered share, which may require significant judgment.

        The Company also examined interpretive guidance published by BDO Seidman, which observes that "the issue is whether the penalty is so onerous that the company would be economically compelled to net cash settle warrants or retire shares. To evaluate this, . . . a company should compare the maximum penalties with the difference between the fair value of a registered share and the fair value of an unregistered share. . . . If the penalty exceeds the difference in value, the staff believes that the company would be economically compelled to settle warrants or retire shares requiring registration rather than paying the penalty." Stated differently, if the penalty exceeds the value difference, then "the company would be economically compelled to settle warrants or retire shares, resulting in liability classification for warrants and temporary equity classification for shares."

        Upon the closing of the Company's offering, each bridge right will be automatically converted into units ("Bridge Units") identical to those sold in the offering. However, the bridge investors are subject to a standard one-year lockup agreement preventing them from transferring or selling the Bridge Units (or underlying securities) until one year after the offering (see Exhibit 10.12 to the registration statement). The bridge financing documents (Exhibit 10.12) contemplate that the Company will register the Bridge Units and that, if after the first anniversary of the offering, a bridge lender is unable to resell its Bridge Units because a current registration statement is not available, then the Company shall pay a penalty equal to 1% of the value of the affected securities for each month in which the deficiency exists. The Company believes that because a bridge investor will be able to freely resell its Bridge Units under Rule 144 two years after the offering (and perhaps sooner if either: (i) the holding period is deemed to start when the bridge investor acquired its bridge right(s), rather than the date of offering; or (ii) the bridge investor can resell beginning one year after the offering under Rule 144), the maximum penalty available to bridge investors would be 12% (i.e., 1% per month for 12 months).

        In the Company's opinion, the calculated penalty is less than the difference between the value of the Company's registered units and the value of the restricted Bridge Units. The determination of the difference between the fair market values of the registered securities and their restricted counterparts is addressed by U.S. Treasury Revenue Ruling 77-287 and influenced by the Institutional Investor Study Report of the Securities and Exchange Commission (1971), in which a sampling of 398 sources revealed average and median discounts of 26% and 24%, respectively. Similar or greater discounts were achieved in other studies (see Z. Christopher Mercer, Quantifying Marketability Discounts, Ch. 2 (1997)).

        In sum, because the maximum penalty associated with defective or lapses in registration of the Bridge Units is less than the discount of restricted units to registered units, the relevant securities should be classified as equity under EITF 00-19.

ITN Energy Systems, Inc. Financial Statements

Statements of Revenues and Expenses, page F-15

        40.   We note on that your statement of revenues and expenses for the ten months ended October 31,2004 and 2005 axe not identified as "unaudited." Confirm whether these periods were audited or identify these statements as unaudited.

        The referenced financial statements have been replaced with audited full year numbers.

Note 1. Organization and Basis of Presentation, page F-18

        41.   We note that certain corporate overhead costs were allocated to the financial statements based on what management believes to be reasonable estimates. Revise to include a discussion of the allocation method used (i.e. incremental or proportional cost allocation) pursuant to Question 2 of SAB Topic 1.B.

        A footnote has been added to provide explanation of the allocation of corporate overhead costs. The footnote clarifies that a majority of corporate overhead costs were allocated to contracts based on the approved government rate allocation method and rates for the year reported. Included in indirect costs for the years ended December 31, 2005 and 2004 are $25,000 and $30,000, respectively, that are not included in the government indirect cost allocation pool. These indirect costs have been allocated based on the percentage of Transferred Asset revenues to total ITN revenues for the years reported.

Part II—Information Not Required in Prospectus

Undertakings

        42.   The undertakings required in connection with an offering subject to Rule 415 have recently been amended. Please provide all required undertakings set forth in Item 512(a) of Regulation S-B.

        The referenced undertaking has been revised as set forth in Regulation S-B, Item 512(a).

                      Very truly yours,

                      HOLLAND & KNIGHT LLP

                      /s/ Mark A. von Bergen

                      Mark A. von Bergen

Enclosures

cc:
Matthew Foster, Ascent Solar Technologies, Inc. (w/ enclosures)
John J. Halle, Stoel Rives LLP (w/ enclosures)
James N. Brendel, Hein & Associates LLP (w/ enclosures)
Lorraine Maxfield, Paulson Investment Company, Inc. (w/ enclosures)